Exhibit 99.1
RECOMMENDED ACQUISITION OF REUTERS BY THE THOMSON CORPORATION
POSTING OF CIRCULAR
London, 29 February 2008 — Following regulatory clearances for the proposed acquisition of Reuters by The Thomson Corporation (the “Transaction”) obtained on 19 February 2008, the Board of Reuters is pleased to announce that it will today post the Reuters combined shareholder circular, scheme document and prospectus of Thomson Reuters PLC (together the “Circular”). It contains, among other things, details of the action to be taken by Reuters shareholders, the terms and conditions of the scheme of arrangement, notices of required meetings, a timetable of principal events and a full list of the proposed directors of Thomson Reuters.
UPDATE ON REUTERS 2007 PROFIT ESTIMATE
The Reuters Directors gave 2007 profit guidance on 1 March 2007. The Reuters Directors now estimate that the 2007 trading profit1 of the Reuters Group will be higher than originally anticipated, and now expect trading profit for 2007 of no less than £380 million.
The full profit estimate statement and the associated opinions required under the Takeover Code are attached as Appendix 1 and are also included in the Circular.
1 Trading profit is defined as operating profit from continuing operations before acquisition-related restructuring charges, Thomson deal-related costs, impairments & amortisation of intangibles acquired via business combinations, investment income, profits from disposals of subsidiaries and fair value movements.
REUTERS CURRENT TRADING
The Circular also includes a statement on current trading, which is as follows.
“The Board remains confident in the outlook for Reuters despite the current uncertainty in the financial markets. The company performed strongly in 2007, driven by customer investment in business automation, electronic trading, high value content and new markets and disciplined management of transformation activities ahead of the Transaction. 2008 has started well, with strong sales — the key lead indicator for revenue — reflecting the robustness of Reuters business mix. As a result Reuters expects to see continued strong underlying revenue growth in Q1 2008 (excluding the impact of currency fluctuations, acquisitions and disposals), ahead of expected deal closure on 17 April.”
DIVIDEND PAYMENTS FOR REUTERS AND PROPOSED DIVIDEND POLICY FOR THOMSON REUTERS
The Circular contains details of projected dividend payments for Thomson and Reuters shareholders, and the proposed dividend policy for the new company, Thomson Reuters.
For Reuters shareholders, the projected dividend schedule for the remaining Reuters dividends is as follows.

	Amount (£)	Record date	Payment date
2007 2nd interim dividend	0.07	25/03/2008	01/05/2008
2008 stub dividend[1]	0.0324	16/04/2008	01/05/2008

1 Represents accrued / pro-rated dividends from 1 January 2008 through 16 April 2008, the day before the anticipated Effective Date. The accrual/pro-ration is based on £0.0551 per share.
For reference, for Thomson shareholders, the accrued dividend from 1 January 2008 to 16 April 2008 of US$0.31747 will have a record date of 16/04/2008 and a payment date of 01/05/2008. The accrual/pro-ration is based on US$0.27 per share.

Thomson and Reuters currently anticipate that the Board of Thomson Reuters will adopt a target dividend payout ratio that is comparable to that of Thomson’s existing target payout ratio of approximately 40 per cent of annual free cash flow. On that basis, Thomson and Reuters anticipate that the initial dividend policy on Thomson Reuters will provide for the payment of a quarterly dividend of US$0.27 per share. The Board of Thomson Reuters plans to review the dividend policy in the first quarter of each fiscal year.
The projected dividend schedule for Thomson Reuters 2008 dividends is as follows.

	Amount (US$)	Record date	Payment date
June 2008[1]	—	—	—
September 2008[2]	0.22253	21/08/2008	15/09/2008
December 2008	0.27	20/11/2008	15/12/2008

1 As a result of the interim dividends to be paid for the period up to the day before the anticipated Effective Date, Thomson Reuters does not contemplate paying a dividend in June, as has been Thomson’s practice.
2 Represents an accrued / pro-rated dividend from 17 April 2008 through 30 June 2008, at a rate of US$0.27 per share.
EXPECTED TIMETABLE OF PRINCIPAL EVENTS FOR REUTERS SHAREHOLDERS
The following timetable sets out the key dates for implementation of the Transaction.

Latest time for receipt by the Depositary of completed white ADS Voting Instruction Cards from registered holders of Reuters ADSs	3:00 p.m. (Eastern Time) on 19 March 2008[1]

Latest time for lodging Forms of Proxy for the:
- Court Meeting	10.00 a.m. on 24 March 2008[2]
- Reuters Extraordinary General Meeting	10.15 a.m. on 24 March 2008[3]

Court Meeting	10.00 a.m. on 26 March 2008

Reuters Extraordinary General Meeting	10.15 a.m. on 26 March 2008[4]

Reorganisation Record Time	6.00 p.m. on 15 April 2008[5]

Latest time for settlement and registration of transfers in Reuters shares	6.00 p.m. on 15 April 2008

Scheme Record Time	6.00 p.m. on 16 April 2008

COMPLETION: Effective Date of the Scheme	17 April 2008[5]

Cancellation of listing of Reuters shares	by 8.00 a.m. on 17 April 2008[5]

Commencement of dealings in Thomson Reuters PLC Shares	8.00 a.m. on 17 April 2008

Commencement of dealings in Thomson Reuters PLC ADSs	9.30 a.m. (Eastern Time) on 17 April 2008[5]

Latest date for despatch of cheques and share certificates, issue of Loan Note certificates and settlement through CREST in respect of the consideration due under the scheme	1 May 2008[5]
1 Indirect holders of Reuters ADSs who wish to vote must rely on the procedures of the bank, broker, financial institution or share plan administrator through which they are held.
2 It is requested that Forms of Proxy for the Court Meeting be lodged at least 48 hours prior to the time appointed for the Court Meeting. Forms of Proxy not so lodged may be handed to the Registrars or the chairman of the meeting at the Court Meeting.
3 Forms of Proxy for the Extraordinary General Meeting must be lodged at least 48 hours prior to the time appointed for the Extraordinary General Meeting.
4 Or as soon thereafter as the Court Meeting shall have concluded or been adjourned.
5 These dates are indicative only and will depend, among other things, on the date upon which the Court sanctions the Scheme.
All references in this document to times are to London time unless otherwise stated.
UNAUDITED THIRD QUARTER REPORT
Appendix 2 to this announcement is the Reuters unaudited third quarter report for the nine months ended 30 September 2007. This report has been prepared in accordance with IFRS on a basis consistent with the accounting policies adopted throughout the year and in a format consistent with that required for interim financial information published by Canadian public companies registered with the Ontario Securities Commission. The report includes consolidated income statements, consolidated balance sheet, consolidated cash flow statements, consolidated statement of recognised gains and losses and related notes for Reuters. The report has been prepared in order to meet Thomson’s Canadian reporting requirements in connection with the acquisition and has been incorporated within the Circular in compliance with the Prospectus Rules.
FURTHER DETAILS
The Circular is available for inspection during normal business hours on any weekday (public holidays excepted) at the registed office of Reuters and the offices of Slaughter and May, One Bunhill Row, London, United Kingdom, EC3Y 8YY. The document will also be available until the Effective Date in the Investor Relations section of www.about.reuters.com. Copies of the Circular will also be available for inspection at the UK Listing Authority’s document viewing facility at the Financial Services Authority, 25 North Colonnade, Canary Wharf, London E14 5HS.
Laws in the jurisdictions in which Thomson Reuters will be listed require Thomson and Reuters to mail the Circular in paper form. Please recycle the document once read.
Contacts
Media

Victoria Brough	+44 20 7542 8763
victoria.brough@reuters.com
Global Head of Financial PR

Frank DeMaria	+1 646 223 5507
frank.demaria@reuters.com
SVP, Corporate Communications

Investors

Chris Collett	+44 20 7542 2867
chris.collett@reuters.com
Head of Investor Relations

Miriam McKay	+44 20 7542 7057
miriam.mckay@reuters.com
Global Head of Investor Relations
About Reuters
Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Through reuters.com and other digital properties, Reuters now also supplies its trusted content direct to individuals. Reuters drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 17,500 staff in 94 countries, including 2,400 editorial staff in 196 bureaux serving 131 countries. In 2006, Reuters revenues were £2.6 billion.
FORWARD-LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters financial condition, results of operations and business, and management’s strategy, plans and objectives for Reuters. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of transformation programmes, strategy plans, acquisitions and disposals, are all forward-looking statements. These forward-looking statements include forward-looking statements in relation to the proposed combination of Reuters and The Thomson Corporation (the “Transaction”) that are based on certain assumptions and reflect Thomson’s and Reuters current expectations, including statements about Thomson’s and Reuters beliefs and expectations related to the proposed Transaction structure and consideration, benefits that would be afforded to customers, benefits to the combined business of Thomson and Reuters that are expected to be obtained as a result of the Transaction, as well as the parties’ ability to enhance shareholder value through, among other things, the delivery of expected synergies.
Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.
For further information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2006 and the Circular. Copies of the Annual Report and Form 20-F and the Circular are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters does not undertake to update any forward-looking statements.

APPENDIX 1
PricewaterhouseCoopers LLP, UBS Limited and The Blackstone Group International Limited have given and have not withdrawn their written consent to the issue of this announcement with the inclusion therein of their letters concerning the profit estimate of Reuters Group PLC in the form and context in which they appear.
PROFIT ESTIMATE
On the 1 March 2007, the Reuters Directors provided the following guidance with regard to the results of the Reuters Group for the year ending 31 December 2007:
“Revenue
Reuters expects to deliver underlying revenue growth of 6% or better in 2007.
Trading margin
Reuters expects to increase trading margins to 13-14% in 2007, on track to achieve its medium term trading margin target of 17-20%.”
The Reuters Directors now estimate that the trading profit of the Reuters Group will be higher than that indicated in the above guidance, and as a result update their guidance as follows:
In the absence of unforeseen circumstances and on the basis of preparation set out below, the Reuters Directors estimate that for the year ended 31 December 2007, the trading profit (as defined below) of the Reuters Group will be no lower than £380 million (equivalent to $761 million).
The trading profit of the Reuters Group for the year ended 31 December 2006 was £308 million (equivalent to $568 million).
An estimate has been made of trading profit rather than profit before tax because, in the view of the Reuters Directors, guidance on trading profit is consistent with guidance that the Reuters Group has historically published, is a number to which shareholders and analysts attach significance and is a measure used by management to assess the performance of the business.
Basis of preparation
The profit estimate for the year ended 31 December 2007 has been prepared using the accounting policies adopted by Reuters Group PLC, in the preparation of its 2006 Annual Report and Form 20-F and its unaudited third quarter report for the nine months ended 30 September 2007. The estimate takes into account the unaudited interim consolidated results for the nine months ended 30 September 2007, the results shown by unaudited management accounts for the two months ended 30 November 2007 and the Reuters Directors’ estimate of the results for the month ended 31 December 2007.
Trading profit is calculated by excluding the following items from operating profit from continuing operations: restructuring charges associated with business transformation plans (including the former Fast Forward programme) and acquisitions; impairments and amortisation of intangibles acquired via business combinations; investment income; profits/losses from disposals of subsidiaries; fair value movements in respect of financial assets held at fair value through profit or loss, embedded derivatives, and derivatives used for hedging purposes (where these changes are reflected in the income statement); and Thomson deal-related costs.
The trading profit figures for the Reuters Group, quoted above, have been translated from Sterling into US dollars using average exchange rates for the applicable periods, as follows:

US$/£1
Year ended 31 December 2006	1.8434
Year ended 31 December 2007	2.0016

The Directors Reuters Group PLC The Reuters Building South Colonnade Canary Wharf London E14 5EP	PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH

The Blackstone Group International Limited 40 Berkeley Square London W1J 5AL

UBS Limited 1/2 Finsbury Avenue London EC2M 2PP
29 February 2008
Dear Sirs
Reuters Group PLC
We report on the profit estimate comprising the statement by Reuters Group PLC (“Reuters”) in respect of the trading profit of Reuters and its subsidiaries (together the “Reuters Group”) for the year ended 31 December 2007 issued on 29 February 2008 (the “Profit Estimate”). The Profit Estimate and the basis on which it is prepared are set out in the Appendix 1 to the announcement relating to the posting of the circular, being issued in connection with the recommended acquisition of Reuters by The Thomson Corporation, issued by Reuters dated 29 February 2008 (the “Announcement”).
This report is required by Rule 28.3(b) of the City Code on Takeovers and Mergers issued by the Panel on Takeovers and Mergers (the “City Code”) and is given for the purpose of complying with that rule and for no other purpose.
Responsibilities
It is the responsibility of the directors of Reuters (the “Directors”) to prepare the Profit Estimate in accordance with the requirements of the City Code. In preparing the Profit Estimate the Directors are responsible for correcting errors that they have identified which may have arisen in unaudited financial results and unaudited management accounts used as the basis of preparation for the Profit Estimate.
It is our responsibility to form an opinion as required by Rule 28.3(b) of the City Code as to the proper compilation of the Profit Estimate and to report that opinion to you.
Save for any responsibility under Rule 28.3(b) of the City Code to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Rule 28.4 of the City Code, consenting to its inclusion in the Announcement.

Basis of Preparation of the Profit Estimate
The Profit Estimate has been prepared on the basis stated in the Appendix 1 to the Announcement and is based on the unaudited interim financial results for the nine months ended 30 September 2007, the unaudited management accounts for the two months ended 30 November 2007 and an estimate by the Directors for the month ended 31 December 2007. The Profit Estimate has been presented on a basis consistent with the accounting policies of Reuters.
Basis of Opinion
We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included evaluating the basis on which the historical financial information for the 11 months to 30 November 2007 included in the Profit Estimate has been prepared and considering whether the Profit Estimate has been accurately computed using that information and whether the basis of accounting used is consistent with the accounting policies of Reuters.
We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Profit Estimate has been properly compiled on the basis stated.
However the Profit Estimate has not been audited. The actual results reported, therefore, may be affected by revisions required to accounting estimates due to changes in circumstances, the impact of unforeseen events and the correction of errors in interim financial results or management accounts. Consequently we can express no opinion as to whether the actual results achieved will correspond to those shown in the Profit Estimate and the difference may be material.
Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.
Opinion
In our opinion, the Profit Estimate has been properly compiled on the basis stated and the basis of accounting used is consistent with the accounting policies of Reuters.
Yours faithfully
PricewaterhouseCoopers LLP
Chartered Accountants

The Directors Reuters Group PLC The Reuters Building South Colonnade Canary Wharf London E14 5EP	The Blackstone Group International Limited 40 Berkeley Square London W1J 5AL

UBS Limited 1/2 Finsbury Avenue London EC2M 2PP
29 February 2008
Dear Sirs
We refer to the statements regarding the estimate of trading profit of Reuters plc (“Reuters”) for the year ended 31 December 2007 (the “Profit Estimate”), as set out in the “Update on Reuters 2007 profit estimate and current trading” section of the Reuters press release dated today.
We have discussed the Profit Estimate and the bases and assumptions on which it is made with the directors and officers of the Company and with PricewaterhouseCoopers LLP, the Company’s reporting accountants. We have also discussed the accounting policies and bases of compilation for the Profit Estimate with the directors and officers of the Company and PricewaterhouseCoopers LLP. We have also considered PricewaterhouseCoopers LLP’s letter of 29 February 2008 addressed to you and ourselves on this matter.
On the basis of the foregoing, we consider that the Profit Estimate, for which you, as directors of the Company and directors and proposed directors of Thomson Reuters PLC are solely responsible, has been made with due care and consideration.
This letter is provided to you solely in connection with Rule 28.3 of the City Code on Takeovers and Mergers (the “City Code”) and for no other purpose. To the fullest extent permitted by law, we exclude all liability to any other person other than to you, in your capacity as directors of the Company, or as directors or proposed directors of Thomson Reuters PLC, for certain information contained in the scheme document, in respect of this letter or the work undertaken in connection with this letter.
Yours faithfully,

UBS Limited		The Blackstone Group International Limited

Robin Budenberg Managing Director	James Hartop Managing Director	Jonathan Koplovitz Senior Managing Director

APPENDIX 2
Third Quarter Report
Nine Months Ended 30 September 2007
Management’s Discussion and Analysis and
Unaudited Consolidated Financial Information
The following management’s discussion and analysis is intended to assist you in understanding and evaluating changes in Reuters financial condition and operations for the nine-month period ended 30 September 2007, compared to the same period in the preceding year. Reuters recommend that you read this discussion and analysis in conjunction with the consolidated financial statements for the year ended 31 December 2006 and the related notes to those financial statements, as well as our management’s discussion and analysis for the year ended 31 December 2006. The interim financial information is prepared in accordance with International Financial Reporting Standards as adopted by the EU. All amounts in this discussion are in UK pounds sterling unless otherwise specified. In addition to historical information, this management’s discussion and analysis contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Some of these factors include those identified in the ‘‘Risk Factors’’ section on pages 65 to 67 of Reuters Annual Report and Form 20-F 2006. This management’s discussion and analysis is dated as of 29 February 2008.
Transaction with The Thomson Corporation
Overview. In May 2007, The Thomson Corporation (Thomson) agreed to acquire Reuters Group PLC (Reuters) by implementing a dual listed company (DLC) structure (“the Transaction”). After the Transaction closes, the business will be called Thomson Reuters and will have two parent companies, both of which will be publicly listed — The Thomson Corporation, an Ontario corporation, which will be renamed Thomson Reuters Corporation, and Thomson Reuters PLC, a United Kingdom company in which existing Reuters shareholders will receive shares as part of their consideration in the Transaction. These companies will operate as a unified group pursuant to contractual arrangements as well as provisions in their organisational documents.
Consideration. To effect the Transaction, Reuters will be indirectly acquired by Thomson Reuters PLC through the Reuters Scheme in which Reuters shareholders will be entitled to receive, for each Reuters ordinary share held, 352.5 pence in cash and 0.16 Thomson Reuters PLC Shares. On closing, one Thomson Reuters PLC Share will be equivalent to one common share of Thomson Reuters Corporation under the DLC structure. Based on the closing Thomson share price and the applicable C$/£ exchange rate on 14 May 2007, which was the day before Thomson and Reuters announced the agreement, each Reuters Share was valued at approximately 691 pence per share.
Ownership. Under the DLC structure, shareholders of Thomson Reuters Corporation (TR Corp) and Thomson Reuters PLC (TR PLC) will ordinarily vote together as a single decision-making body including in the election of directors, and in that sense will have voting interests in Thomson Reuters. On closing, based on the issued share capital of Reuters (on a fully diluted basis) and Thomson Corporation as of 22 February 2008, The Woodbridge Company Limited (Woodbridge) will have an economic and voting interest in TR PLC of approximately 53 per cent., other Thomson Shareholders will have an interest of approximately 23 per cent. and Reuters Shareholders will have an interest of approximately 24 per cent.
About Thomson. Thomson (www.thomson.com) is a global leader in providing essential electronic workflow solutions to business and professional customers. With operational headquarters in Stamford, Conn., Thomson provides value-added information, software tools and applications to professionals in the fields of law, tax, accounting, financial services, scientific research and healthcare. Thomson’s common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

OVERVIEW
Reuters Business and Strategy
Reuters mission is to make Reuters a leading provider of content and transaction services, trusted by customers from the individual to the most sophisticated institution.
Reuters is the world’s leading electronic publisher of news and financial data, with 2006 full year revenues of £2,566 million. Reuters has approximately 17,500 employees, and operates in 131 countries.
More than 90 per cent. of revenue comes from serving the wholesale financial services industry, which includes investment and commercial banks, broker-dealers, asset and wealth managers, and commodities and energy traders. Reuters aggregates information, providing both real time and historical data, to give a comprehensive view of the financial markets and the events that move them. We offer tools to enable traders to perform fast and accurate analysis of financial data and systems used for managing trading risk. Reuters electronic trading services connect financial communities, helping them to gain access to the best prices and to trade efficiently and cost-effectively.
Reuters remaining revenue comes from providing news and information services to the world’s newspapers, television and cable networks, radio stations and websites, as well as directly to consumers through Reuters-branded digital services.
Reuters operates through four business divisions: Sales & Trading, Research & Asset Management, Enterprise and Media. They are closely aligned with the user communities they serve and they are responsible for defining, building and managing products. Software development and content management teams are integrated within the business divisions. Shared infrastructure design is provided by a technical architecture team tasked with providing technical coherence, scale efficiencies and compliance with standards.
The business divisions serve customers through a Global Sales and Service Operations group which is split into geographic regions: the Americas, Asia, Europe and Middle East & Africa. In addition, the Focus Group Accounts team is run as a global sales and support channel for Reuters largest customers. Locally, sales and service teams work with customers to build relationships and to identify the appropriate Reuters products to meet customer needs and to feed back customer needs to the business divisions.
Reuters editorial and data groups support the work of all four business divisions by reporting, producing, collecting, quality-checking, packaging and delivering an extensive range of news and financial information.

The following table summarises selected financial information for the nine-month periods ended 30 September 2007 and 2006, including certain metrics that are non-GAAP financial measures. Please see the section below entitled “Use of Non-GAAP Financial Measures” for definitions of these terms and references to the reconciliation of these measures to the most directly comparable IFRS measures.

	Nine months to
UNAUDITED	30 September
	2007	2006	Percentage change
BUSINESS PERFORMANCE*	£m	£m

Revenue	1,914	1,908	—
Trading profit*	269	247	9%

Trading margin*	14.1%	12.9%
Adjusted EPS*	15.9p	12.9p	23%
STATUTORY RESULTS

Operating profit	195	207	(6%)
Profit before tax	183	198	(8%)
Profit for the period from discontinued operations	9	—	—
Profit for the period	151	153	(1%)
Basic earnings per share	12.2p	11.7p	4%

*This report includes certain non-GAAP figures which are business performance measures used to manage the business. See below for explanations and reconciliations to the most directly comparable statutory figures.
For certain profit, cost, margin and cash flow measures, Reuters analyses its results both before and after the impact of acquisition related restructuring charges, Thomson deal-related costs, impairments and amortisation of intangibles acquired via business combinations, investment income, profits from disposals of subsidiaries and fair value movements. The adjusted measures are referred to as Trading Profit, Trading Costs, Trading Margin and Trading Cash Flow.
Adjusted EPS is defined as basic EPS from continuing operations before impairments and amortisation of business combination intangibles, investment income, profit on disposals, fair value movements, Thomson deal-related costs and related taxation effects. The impact of announced reductions in the corporation tax rates in various countries has also been excluded.
SEASONALITY
Reuters revenue and operating profits are proportionately largest in the fourth quarter each year. Recurring and usage revenue is evenly spread through the year, but outright revenue, especially from the Enterprise division, is significantly higher in the fourth quarter than in the rest of the year. This leads to a small increase in overall revenue in the final quarter. Costs are incurred more evenly through the year so Reuters trading margin will tend to increase slightly as the year progresses. For these reasons, the performance of Reuters may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year or by comparing results in quarters with the results of the same quarter for the previous year.
USE OF NON-GAAP FINANCIAL MEASURES
To supplement IFRS measures, Reuters undertakes further analysis to break these measures out into their component parts, which results in the creation of certain measures which differ from the IFRS measures (‘non-GAAP measures’). The rationale for this analysis is outlined below, and reconciliations of the non-GAAP measures to IFRS measures are included within the financial information. These measures are used by management to assess the performance of the business and should be seen as complementary to, rather than replacements for, reported IFRS results.

1) Underlying and constant currency results
Period-on-period change in Reuters is measured in overall terms (i.e. actual reported results) and sometimes in underlying or constant currency terms as well. Constant currency change is calculated by excluding the impact of currency fluctuations. Underlying change is calculated by excluding the impact of currency fluctuations as well as the results of acquisitions and disposals. This enables comparison of Reuters operating results on a like-for-like basis between periods.
•	Constant currency results are calculated excluding the impact of currency fluctuations. Variations in currency exchange rates impact the results because Reuters generates revenues and incurs costs in currencies other than its reporting currency. Year-on-year, currency exchange rate movements will influence reported numbers to a greater or lesser extent, and therefore they are discussed separately from underlying results to make clear their impact on the overall growth or decline in operations. Constant currency results are calculated by restating the prior periods’ results using the current period’s exchange rates. This also reflects the variables over which management has control, as business units do not actively manage currency exposure, and business division operating performance is managed against targets set on a constant currency basis.
•	Underlying results are calculated excluding the impact of currency fluctuations as well as the results of entities acquired or disposed of during the current or prior periods from the results of each period under review. Underlying results reflect the operating results of the ongoing elements of each business division, and measure the performance of management against variables over which they have control, without the year-on-year impact of a step change in revenue and costs that can result from currency movements and acquisition or disposal activity.
2) Exclusion of restructuring charges
Reuters results are reviewed before and after the costs of Reuters business transformation plans (which included the former Fast Forward programme) and acquisition integration charges.
Under the Fast Forward programme Reuters incurred restructuring charges relating primarily to headcount reduction and rationalisation of the company’s property portfolio. Fast Forward was a three-year programme implemented to accelerate and expand on Reuters five-year business transformation plan which was launched in 2001; the programme completed in 2005, as originally envisaged. The impact of Fast Forward restructuring is now only seen in the non-GAAP cash flow measures.
The Fast Forward programme was centrally managed, and its performance against targets was evaluated separately from the ongoing Reuters business. Fast Forward restructuring charges are therefore excluded from certain cash flow measures.
Acquisition integration costs are one-off charges associated with transaction activity that do not recur. As described above, the charges in respect of acquisition activity are excluded to enable better like-for-like comparison between periods.
Because of their time-limited and defined nature, Reuters believes that presenting these measures, both including and excluding restructuring charges and acquisition integration costs, gives investors a more detailed insight into the performance of management and the business. In addition, Reuters management uses both measures to assess the performance of management and the business.
3) Thomson deal-related costs
During 2007, Reuters has incurred certain charges in relation to the Transaction announced on 15 May. These include third party adviser and legal fees.
As the Transaction will not be accounted for as an acquisition in Reuters financial statements, deal-related costs incurred by Reuters are required to be expensed. This treatment is dissimilar to transaction-related costs previously incurred by Reuters, which were either capitalised as a cost of acquisition or charged to profits on disposal (which were recognised outside of Reuters trading profit, adjusted earnings and related cash flow and margin measures).
Given their one-off nature and dissimilarity to previous transaction-related costs, Thomson deal-related costs have therefore been excluded from certain profit, cash flow and margin measures to enable better like-for-like comparisons between periods.
4) Exclusion of amortisation and impairment of intangibles acquired in a business combination, investment income, profit/(losses) from disposals, fair value movements and Thomson deal-related costs
For certain cost, profit, cash flow, margin and earnings per share measures, Reuters analyses its results both before and after the impact of restructuring charges, amortisation and impairments of intangibles acquired in a business combination, investment income, profits and losses from disposals, fair value movements and Thomson deal-related costs. The adjusted measures are referred to as ‘Trading Profit’, ‘Trading Costs’, ‘Trading Margin’ and ‘Trading Cash Flow’. The rationale for isolating restructuring charges and Thomson deal-related costs is explained above.
Amortisation and impairment of intangibles acquired in a business combination, investment income and profit/(losses) from disposals
Reuters isolates the impact of income and charges in respect of its investments. Income and charges from investments relate to impairments of goodwill, subsidiaries, associates and joint ventures; impairments and amortisation of other intangibles acquired in a business combination; income from investments; and pre-tax profits and losses on disposal of subsidiaries, joint ventures, associates and other investments.
Such charges and income may arise from corporate acquisition and disposal activity, rather than the ongoing operations of the business divisions, with a reasonable allocation being determined for segmental reporting. These are analysed and reviewed separately from ongoing operations, as this is consistent with the manner in which Reuters sets internal targets, evaluates its business units and issues guidance to the investor community.
Amortisation and impairment charges in respect of software and development intangibles are included within operating and trading costs.
Fair value movements
Reuters also isolates the impact of movements in the fair value of financial assets held at fair value through profit or loss, embedded derivatives, and derivatives used for hedging purposes (where these changes are reflected in the income statement).
Embedded derivatives are foreign exchange contracts implicitly contained in some of Reuters revenue and purchase commitments. Changes in the fair value of embedded derivatives arise as a result of movements in foreign currency forward rates. The unpredictable nature of forward rates, the uncertainty over whether the gains or losses they anticipate will actually arise, and the volatility they bring to the income statement lead Reuters to consider that it is appropriate to analyse their effects separately from the ongoing operations of the business. This enables Reuters to undertake more meaningful period-on-period comparisons of its results, as well as to isolate and understand better the effect of future currency movements on revenue and purchase commitments. This separate analysis is also consistent with the manner in which Reuters sets its internal targets, evaluates its business divisions and issues guidance to the investor community.
The impact of fair value movements on derivatives relating to treasury hedging activity is also excluded, unless there is an equivalent offset in operating results. All derivatives undertaken are used to manage Reuters Group’s exposure, but some may not qualify for hedge accounting and in these situations the reported impact of the underlying item and the derivative may not offset. The impact of treasury derivatives is mainly due to currency or interest rate movements and, as for the other items noted above, business division operating performance is managed against targets which exclude these factors.
Tax and adjusted EPS
To ensure consistency, the non-GAAP EPS measure also eliminates the earnings impact of taxation charges and credits related to excluded items.
Adjusted EPS is defined as basic EPS from continuing operations before impairments and amortisation of intangibles acquired via business combinations, fair value movements, investment income, disposal profits/(losses), Thomson deal-related costs and related tax effects.
The UK Government has enacted a reduction in the corporation tax rate from 30 per cent. to 28 per cent., effective 1 April 2008. This should lead to a slight fall in the overall Reuters effective tax rate in future years. However in 2007 Reuters is required to write down its existing UK deferred tax assets (pension contributions, tax losses etc) from 30 per cent. to 28 per cent. The effect of this is a £5 million charge in the Income Statement. This charge, together with the effect of other countries’ rate changes, has been excluded from the calculation of Adjusted EPS on the grounds that it is a one-off event, outside the normal course of business.
Dividend policy
Presenting earnings before the impact of restructuring charges, Thomson deal-related costs, amortisation and impairment of intangibles acquired in a business combination, investment income, disposals and fair value movements also helps investors to measure performance in relation to Reuters dividend policy. In 2001, Reuters Group defined the long-term goal of its dividend policy to be a dividend cover of at least two times, based on Reuters UK GAAP earnings before amortisation of goodwill and other intangibles, impairments and disposals. Reuters dividend policy remains unaltered. With the adoption of IFRS, the equivalent earnings measure is Reuters earnings (after interest and taxation) before amortisation and impairments of intangibles acquired in a business combination, fair value movements, profits/(losses) on disposals and Thomson deal-related costs.
5) Free cash flow
Reuters free cash flow is used as a performance measure to assess Reuters ability to pay its dividend from cash flow. Free cash flow is intended to measure all Reuters cash movements, other than those which are either discretionary in nature or unrelated to ongoing recurring operating activities such as special contributions to fund defined benefit pension deficits, acquisitions and disposals and dividends paid out by Reuters. Whilst Reuters believes that free cash flow is an important performance measure in respect of its cash flows, it is not used in isolation, but rather in conjunction with other cash flow measures as presented in the financial information.
6) Net funds/(debt)
Net funds/(debt) represents cash and cash equivalents and short-term deposits, net of bank overdrafts and borrowings. This measure aggregates certain components of financial assets and liabilities and is used in conjunction with total financial assets and liabilities to manage Reuters overall financing position.

RESULTS OF OPERATIONS
The following analysis compares our results for the nine-month periods ended 30 September 2007 and 2006 and provides analysis of results from continuing and discontinued operations.
Basis of Analysis
Reuters results from continuing operations include the performance of acquired businesses from the date of their purchase and exclude results from operations classified as discontinued. In analysing the results of its operating segments, Reuters measure the performance of existing businesses and the impact of acquired businesses and foreign currency translation.
Revenue
Revenue in the first three quarters of 2007 was £1,914 million, up 6.8 per cent. on an underlying basis but up only 0.3 per cent. on an actual basis due to currency effects.
Revenue from Core Plus initiatives contributed an additional £44 million of revenue in the nine months to 30 September 2007 in comparison to the nine months to 30 September 2006. Total Core Plus revenue was £61 million, with the most significant sources being next generation electronic trading initiatives such as Prime Brokerage; the addition of high value content to Reuters Knowledge; new market initiatives in Consumer Media, China and India; and new enterprise solutions such as Reuters Datascope Tick History and Reuters Datafeed Direct.
Excluding the effects of Core Plus, the core business saw underlying revenue growth of 4.4 per cent., driven by the 2007 price increase and volume growth. The key drivers of volume growth were migrations to and new sales of Reuters 3000 Xtra; Reuters Knowledge — principally on the buy side; and Enterprise Information products.
Revenue grew strongly on an underlying basis in all geographic regions in the period. Europe, Middle East & Africa continued to grow steadily at 6 per cent. underlying, helped by growing momentum in France and Germany and strong trading in the Gulf, Russia and the Nordic region, partly offset by the continuing impact of consolidation in Italian markets. Asia’s growth rate improved to 8 per cent. on an underlying basis, benefiting from good sales of Reuters 3000 Xtra and Enterprise products to Reuters largest clients in Japan and strong revenue growth in China and India. The Americas saw underlying growth of 7 per cent., driven by demand for enterprise products and Reuters Knowledge.
Trading costs
Trading costs (including Core Plus investments for growth and transformation) totalled £1,645 million in the nine months to September 2007 (nine months to September 2006: £1,661 million). The decrease in trading costs, in absolute terms, reflected reductions due to currency and careful cost control which kept core cost inflation to just 3 per cent., below the rate of core revenue growth.
Trading Profit
Reuters delivered trading profit of £269 million (nine months to September 2006: £247 million). Trading profit was driven by revenue growth, continued tight cost control and net income from Core Plus initiatives. The business delivered trading margins of 14.0 per cent. after Core Plus investment.
Operating Profit
Operating profit declined by 6 per cent. to £195 million (nine months to September 2006: £207 million). This decline reflects the improvement in trading profit being more than offset by £28 million of Thomson deal-related costs, the impairment of intangibles acquired via business combinations of £18 million and the movement in the fair value of financial instruments.

Profit before taxation
Profit before taxation of £183 million (nine months to September 2006: £198 million) was boosted by £18 million profit on the sale of Reuters stake in Intralinks Inc., a software vendor, partially offset by £5 million share of losses from associates and joint ventures. The majority of these losses stemmed from FXMarketSpace, Reuters joint venture with the CME.
Profit for the period
Statutory profit of £151 million (nine months to September 2006: £153 million) included £9 million from discontinued operations (nine months to September 2006: £nil) representing amounts received from Instinet on settlement of historic tax liabilities.
Adjusted earnings per share
Adjusted earnings per share rose by 23 per cent. to 15.9 pence (nine months to September 2006: 12.9p) boosted by growth in trading profit and an effective tax rate of 17 per cent. (nine months to September 2006: 23 per cent.). The average number of shares in issue fell to 1,238 million as a result of the share buy back (nine months to September 2006: 1,308 million).
Basic earnings per share
Basic EPS increased to 12.2 pence (nine months to September 2006: 11.7p) as the lower profit for the period for 2007 was offset by fewer shares in issue reflecting the buy back activity, which ceased in May with the announcement of the Transaction.

Operating results by business segment
SALES & TRADING DIVISION RESULTS — NINE MONTHS ENDED 30 SEPTEMBER 2007 (UNAUDITED)

	Nine months to 30 September		Percentage Change	Percentage Change
	2007	2006	Actual	Underlying
	£m	£m

Revenue	1,204	1,246 *	(3%)	3%
Trading costs	(1,027)	(1,062)	(3%)	2%

Trading profit	177	184	(4%)	9%

Trading margin	15%	15%

Operating profit**	140	154

*2006 comparatives have been restated to decrease recoveries revenue in Sales & Trading by £61 million, and to increase other product revenues by £38 million.
**Sales & Trading operating profit is stated prior to any impact in respect of £28 million of Thomson deal-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.
Revenue
Revenue from Sales & Trading was £1,204 million, an underlying increase of 3 per cent. Currency had a significant effect resulting in a 3 per cent. decline on an actual basis. The key revenue drivers were:
•	Reuters Xtra family revenue within Sales & Trading of £771 million, an underlying increase of 10 per cent. The key factors in this growth were functionality improvements to Reuters 3000 Xtra which drove successful implementation of a price increase at the start of the year, customer migration from legacy products and sales of new desktop accesses. Usage revenue from transaction systems within the Reuters Xtra family totalled £73 million, an underlying increase of 23 per cent.
•	A 20 per cent. underlying decline in Reuters Trader family product revenues to £212 million. This reflects customer migration from legacy products, principally 2000/3000 series products. Migration of Telerate products is now almost complete and Telerate revenue attrition remains in line with full year expectations of approximately one percentage point of Reuters Group revenue.
Revenue from recoveries (exchange fees and specialist data) rose by 9 per cent. on an underlying basis, driven by exchange fee price increases.
The key contributors to Core Plus revenue within Sales & Trading were strong performances in China and India, and Prime Brokerage, which gives hedge funds access to the interbank foreign exchange market. FXMarketSpace, which also forms part of our portfolio of investments in FX trading platforms, continued to focus on adding new customers and building liquidity.
Trading Costs
Trading costs from Sales & Trading were £1,027 million, an underlying increase of 2 per cent. Major areas of investment in Sales & Trading in 2007 include the addition of multi-asset class trading capabilities, expansion into new markets and Reuters Trade Notification Service.
Trading Profit
Trading profit from Sales & Trading was £177 million, a decrease of 4 per cent. on an actual basis, reflecting the negative impact of currency. On an underlying basis trading profit increased 9 per cent.

RESEARCH & ASSET MANAGEMENT DIVISION RESULTS — NINE MONTHS ENDED 30 SEPTEMBER (UNAUDITED)

	Nine months to 30 September		Percentage Change	Percentage Change
	2007	2006	Actual	Underlying
	£m	£m

Revenue	265	223 *	19%	25%
Trading costs	(241)	(226)	7%	14%

Trading profit/(loss)	24	(3)	—	—

Trading margin	9%	(1%)

Operating profit/(loss)**	20	(6)

* 2006 comparatives have been restated to increase other product revenues in Research & Asset Management by £5 million.
**Research & Asset Management operating profit/(loss) is stated prior to any impact in respect of £28 million of Thomson deal-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.
Revenue
Research & Asset Management revenue grew 25 per cent. on an underlying basis (19 per cent. on an actual basis) to £265 million. Growth excluding the impact of migrations of desktop product accesses from Sales & Trading was 18 per cent. (underlying).
Reuters Research & Asset Management business aims to provide independent content and insight to two user communities — Investment Banking, Investment Management & Corporates (IB & IM) and Wealth Management.
IB & IM revenue was £166 million, growing 37 per cent. on an underlying basis. This performance was driven by sales of feeds of fundamentals and estimates content that customers integrate into their own systems, the addition of new Reuters Knowledge desktop accesses and the incremental revenue achieved by upgrading existing users from standalone accesses to Reuters Knowledge embedded within Reuters 3000 Xtra.
Wealth Management revenue was £99 million, an underlying increase of 9 per cent., reflecting increasing demand from customers seeking content in feed and web-based formats as a well as 5% growth in Lipper funds information revenues.
The key contribution to Core Plus revenue in Research & Asset Management came from high-value content and functionality enhancements made to the Reuters Knowledge product family this year.
Trading Costs
Trading costs from Research & Asset Management were £241 million, an underlying increase of 14 per cent. as a result of revenue related cost growth and continued core plus investment.
Trading Profit
The division has reached profitability in 2007, delivering a trading profit of £24 million with a trading margin of 9 per cent. compared to a loss of 1 per cent. in the previous year. Trading profit has grown year over year by £27 million, reflecting strong revenue growth and operational leverage in the division.

ENTERPRISE DIVISION RESULTS — NINE MONTHS ENDED 30 SEPTEMBER (UNAUDITED)

			Percentage	Percentage
	Nine months to 30 September		Change	Change
	2007	2006	Actual	Underlying
	£m	£m

Revenue	319	311 *	3%	9%
Trading costs	(261)	(258)	1%	8%

Trading profit	58	53	10%	15%

Trading margin	18%	17%

Operating profit**	54	47

*2006 comparatives have been restated to increase other product revenues in Enterprise by £18 million.
**Enterprise operating profit is stated prior to any impact in respect of £28 million of Thomson deal-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.
Revenue
Enterprise revenue has increased by an underlying 9 per cent. to £319 million. On an actual basis, revenue increased by 3 per cent.
Revenue from Enterprise Information, which includes Reuters real time and reference datafeeds, grew 17 per cent. underlying to £198 million, driven by volume growth and supported by the ongoing rollout of a new commercial model for licensing machine consumption of data, which links revenue more directly to the volume of data being used by customers.
Revenue from Trade and Risk Management was £66 million, a 12 per cent. underlying increase, reflecting new sales in both established and emerging markets, growth came from outright sales of software licences and increased maintenance revenue.
Information Management Systems revenue of £55 million (which includes the Reuters Market Data Systems) showed an improving trend, with the decline slowing to 15 per cent. underlying. The impact of ongoing withdrawal from the hardware business and one-time Telerate product obsolescence was increasingly offset by growth in Reuters Tick Capture Engine, Reuters Wireless Distribution Server and Reuters Replay service.
Core Plus revenue from Enterprise came from Reuters Datafeed Direct, Reuters NewsScope, Reuters Tick History, Reuters Datascope Real Time and Reuters Pricing and Reference Data, as demand continued to grow for automated trading solutions from large sell-side firms and from hedge funds.
Trading Costs
Enterprise trading costs marginally increased at actual rates by 1 per cent. to £261 million, compared to the first three quarters of 2006, an increase of 1% at actual rates or 8% underlying.
During 2007, the Enterprise division has invested to support growth in Trade and Risk Management and in a range of Core Plus products to broaden its business automation offering, as well as increasing expenditure on communications to support the growth of the business.
Trading Profit
Enterprise trading profit grew £5 million or 10 per cent. on an actual basis to £58 million, or 15 per cent. on an underlying basis. Trading margin was 18 per cent., up from 17 per cent. in the prior year period. The margin and profit improvement was mainly due to strong growth in higher margin real time Enterprise Information products.

MEDIA DIVISION RESULTS — NINE MONTHS ENDED 30 SEPTEMBER (UNAUDITED)

			Percentage	Percentage
	Nine months to 30 September		Change	Change
	2007	2006	Actual	Underlying
	£m	£m

Revenue	126	128	(2%)	5%
Trading costs	(116)	(115)	1%	6%

Trading profit	10	13	(23)%	(5%)

Trading margin	8%	10%

Operating profit*	9	12

*Media operating profit is stated prior to any impact in respect of £28 million of Thomson deal-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.
Revenue
Year to date Media revenue was £126 million, an increase of 5 per cent. on an underlying basis (a decrease of 2 per cent. on an actual basis).
Agency Services revenue was £105 million, an underlying increase of 3 per cent., reflecting strong sales of TV services to existing and new customers in Europe, increased usage of archived and breaking TV news during the quarter and growth in Pictures revenue.
Revenue from Consumer Services totalled £21 million, an underlying increase of 16 per cent. Key to this performance was growth in the interactive advertising business and in online syndication.
Advertising sales accounted for the Media division’s Core Plus revenue, and included the first advertising deals for Reuters consumer websites targeted at the Chinese and Indian markets.
Trading Costs
Media trading costs were £116 million, an increase of 1 per cent. at actual rates or an underlying 6 per cent., reflecting the positive impact of currency of costs. Core Plus investments are the primary driver of this cost growth, along with some increase in TV coverage costs. Against this, revenue related costs have decreased due to lower TV usage revenue which reflects a quieter 2007 news year compared to 2006.
Trading Profits
Media trading profits were £10 million, representing a £3 million or 23 per cent. decline (5 per cent. on an underlying basis). The division’s trading margin was 8 per cent., down from 10 per cent. in the prior year period due to the timing of TV usage revenue declarations.

LIQUIDITY AND CAPITAL RESOURCES
Financial Position
At 30 September 2007, Reuters total assets were £2,094 million, an increase from the total of £1,920 million as at 31 December 2006. The movement in assets include an increase in value of those pension schemes in surplus of £28 million and a £35 million increase in trade and other receivables.
The following table presents comparative information related to net debt, shareholders’ equity and the ratio of net debt to shareholders’ equity.

	As at	As at
	30 September	31 December
	2007	2006
	£m	£m

Short-term indebtedness (including bank overdrafts)	339	148
Long-term debt	540	512

Total debt	879	660
Short-term deposits	(208)	(198)
Cash and cash equivalents	(124)	(129)

Net debt	547	333

Shareholders’ equity	234	172

Net debt/equity ratio	2:1	2:1

In September 2007, Reuters borrowed £100 million under the committed multicurrency revolving credit facility which was repaid in November. There were no other additions or disposals of long-term debt under Reuters principal debt facilities during the year.
The following table displays the recent changes in Reuters shareholders’ equity.

£m

Balance at 31 December 2006	172
Profit for the period	151
Actuarial gains on defined benefit plans	109
Total fair value and exchange movements taken to reserves	1
Tax effect of items taken directly to or transferred from equity	(21)
Employee share scheme credits (net of tax)	28
Repurchase of own shares	(90)
Shares allotted during the year	31
Dividends paid	(147)

Balance at 30 September 2007	234

The following table shows the ratings that Reuters has received from rating agencies in respect of our outstanding securities as of 30 September 2007.

	Moody’s	Standard & Poor’s	Fitch Ratings

Long-term debt	Baa1	BBB+	BBB+
Commercial paper	P2	A-2	F2
Trend/Outlook	Stable	Positive	Positive
In the third quarter of 2007 Moody’s revised its rating from A3 with a ‘negative’ outlook to Baa1 with a ‘stable’ outlook and Standard & Poor’s revised its outlook from ‘watch developing’ to ‘watch positive’. The changes reflect the rating agencies’ assessment of the risk profile of the Thomson Reuters business.
A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organisation. Reuters cannot provide assurance that its credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding Reuters securities.
Reuters has three outstanding issues of long-term debt which mature in 2008 and in 2010.
Cash Flow
Reuters principal sources of liquidity are cash provided by the operations, borrowings under the revolving bank credit facilities and commercial paper and medium-term note programmes. In 2007, Reuters principal uses of cash have been to finance working capital and debt servicing costs, repay debt, and finance dividend payments, capital expenditures and acquisitions. Additionally, Reuters has used cash to repurchase outstanding common shares in open market transactions, which ceased on announcement of the Transaction in May 2007.
Operating activities. For the nine months ended 30 September 2007, cash provided by our operating activities was £231 million compared with £95 million for the prior year period. The 2006 result included special contributions to two defined benefit plans of £187 million. 2007 results include negative working capital movements compared to net positive movements in 2006.
Investing activities. For the nine months ended 30 September 2007, the cash used for investing activities was £156 million compared to £219 million for the prior year period. In 2007, acquisition activity (net of cash acquired) was £38 million (nine months to September 2006: £53 million) resulting primarily from the acquisition of Feri Fund Market Information Limited and ClearForest Limited. Cash received from disposals resulted primarily from additional funds from Instinet for the settlement of historical tax liabilities and the sale of Reuters stake in Intralinks Inc for £23 million. Capital expenditure totalled £169 million (Q3 2006: £158 million) reflecting investment in resilience, transformation projects and new product development.
Financing activities. For the nine months ended 30 September 2007, cash used in financing activities was £65 million compared to £200 million in 2006. Outflows related to £143 million (nine months to September 2006: £413 million) on the share buy-back programme, which ceased in May 2007 on announcement of the Thomson Reuters transaction, and payment of dividends of £147 million (nine months to September 2006: £134 million). Borrowings increased by £196 million in 2007 (nine months to September 2006: £322 million).
As previously stated at the time the Transaction was announced, Reuters will pay a dividend of 12 pence for 2007, with 5 pence paid as an interim dividend in August and 7 pence payable as a further interim dividend, subject to proportionate adjustment depending on the closing date of the transaction.
Dividends paid in 2007 include the final 2006 dividend of £86 million and £61 million for the 2007 interim dividend.
A discussion of other significant financing activities from each period is noted under the section entitled “Financial Position”.
Trading cash flow and Free cash flow. Trading cash flow totalled £138 million in Q3 2007 (Q3 2006: £219 million), impacted by capital investment and working capital. Working capital outflow was £100 million, affected by timing issues. Cash conversion (i.e. trading cash flow divided by trading profit) was 51 per cent. Free cash flow was £87 million (Q3 2006: £130 million). Refer to the reconciliations of non-GAAP measures section for reconciliations of trading cash flow and free cash flow.
Borrowing facilities. Listed below are the facilities available as of 30 September 2007. Though not contractually required, Reuters view its borrowings under its commercial paper programme as a reduction in the amount available under the revolving credit facility.

	Total Facility	Utilised	Amount available

Revolving credit facility	680	157	523
Medium Term Note Programme	1,000	528	472
Commercial Paper Programme	1,500	216	1,284
Uncommitted credit lines	126	8	118
Utilisation of the revolving credit facility took the form of £100 million drawing in cash which was repaid in November 2007 and £57 million in the form of a standby letter of credit relating to an operating lease.
Reuters facilities are structured such that, if the long-term debt rating was downgraded by Moody’s or Standard & Poor’s, the facility fee and borrowing costs under the existing multi-year credit facilities may increase, although availability would be unaffected. Conversely, an upgrade in ratings may reduce the facility fees and borrowing costs.
Off-balance sheet arrangements, commitments and contractual obligations. In August 2007, Reuters signed a contract with Fujitsu Services for the provision of information technology services for approximately £500 million over 10 years.
For a summary of the off-balance sheet arrangements, commitments and contractual obligations please see pages 63 and 64 of our 2006 Annual Report and Form 20-F. Other than the new contract with Fujitsu Services and the change in net pensions obligations from £131 million at 31 December 2006 to a net surplus position of £1 million at 30 September 2007, there were no material changes to these arrangements, commitments and obligations during the nine month period ended 30 September 2007.
Contingencies
Except as described in Note 17, neither the Reuters Group, nor any of its directors, members of senior management or affiliates, is subject to any legal or arbitration proceedings which may have, or have had in the recent past, significant effects on the Reuters Group’s financial performance or profitability.
The Reuters Group has no contingent assets.
RELATED PARTY TRANSACTIONS
The parent company of the Group is Reuters Group PLC (incorporated in the United Kingdom). Reuters Group PLC owns 9.0 per cent. of its own shares, relating to the share buy-back programme. In addition, 1.0 per cent. of Reuters Group PLC is owned by Reuters Employee Ownership Trusts (ESOTs).
All related party transactions during the current and prior period were in the normal course of business.

SUBSEQUENT EVENTS
On 13 December 2007, Reuters announced the intention to resume the share buy-back programme to repurchase up to 50 million ordinary shares. The buyback programme commenced on 13 December and ended on 19 February 2008, the date that all regulatory pre-conditions for the Transaction were satisfied. During the period from the announcement to 19 February 2008, Reuters purchased 33.0 million shares for total consideration of £200 million under this programme.
The following table provides a summary of the shares bought back during this period:

	Total number of
	shares purchased as		Cost of shares
	part of a publicly	Average price paid	purchased under the
Month	announced programme	per share (£)	programme (£m)

December	5,050,000	6.18	31
January	20,975,000	6.03	127
February	6,965,000	6.07	42
On 31 January 2008, Reuters acquired 100% of the share capital of Starmine Corporation, a provider of proprietary web-based products to assist financial analysts and portfolio managers manage research and value stocks, for consideration of US$97 million payable in cash.
ACCOUNTING CHANGES
There have been no changes to Reuters accounting policies that impact on the recognition or measurement of items contained within this financial information during 2007.
CRITICAL ACCOUNTING POLICIES
Please refer to the “Critical Accounting Policies” section of our Operating and Financial Review for the year ended 31 December 2006, contained on pages 64 to 65 of the Reuters Annual Report and Form 20-F 2006, for information on accounting policies that Reuters considers critical in preparing our consolidated financial statements. Since the date of our Annual Report and Form 20-F 2006, there have not been any significant changes to these policies, nor have there been any new accounting policies that Reuters considers critical. The preparation of the financial information requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial information and the reported amount of revenues and expenses during the reporting period. Reuters estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions. Reuters critical accounting policies are those that Reuters believes are the most important in portraying our financial condition and results, and require the most subjective judgement and estimates on the part of management.

Independent review report to Reuters Group PLC
Introduction
We have been instructed by Reuters Group PLC to review the interim financial information contained in the third quarter report for the nine months ended 30 September 2007 which comprises the consolidated balance sheet as at 30 September 2007 and the related consolidated statements of income, cash flows and recognised income and expense for the nine months then ended and related notes 5 to 20. We have read the other information contained in the third quarter report and considered whether it contains any apparent misstatements or material inconsistencies with the interim financial information.
Directors’ responsibilities
The third quarter report, including the interim financial information contained therein, is the responsibility of, and has been approved by, the directors of Reuters Group PLC. The directors are responsible for preparing the third quarter report in accordance with the basis of preparation set out in note 6 to the interim financial information.
Scope of interim review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Our responsibility is to express to the company a conclusion on the interim financial information contained in the third quarter report for the nine months ended 30 September 2007 based on our review. This report, including the conclusion, has been prepared for and only for Reuters Group PLC in order to enable it to comply with the requirements of the Takeover Panel in connection with the proposed acquisition of Reuters Group PLC by The Thomson Corporation and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Review conclusion
Based on our review, nothing has come to our attention that causes us to believe that the interim financial information contained in the third quarter report for the nine months ended 30 September 2007 is not prepared, in all material respects, in accordance with the basis of preparation.
PricewaterhouseCoopers LLP
London
29 February 2008

INTERIM FINANCIAL INFORMATION
1) CONSOLIDATED INCOME STATEMENT FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2007 (UNAUDITED)

		Nine months to
		30 September
	2007	2006
	£m	£m

Revenue	1,914	1,908
Operating costs	(1,745)	(1,731)
Other operating income	26	30

Operating profit	195	207
Finance income	74	56
Finance costs	(99)	(63)
Profit on disposal of associates, joint ventures & available-for-sale financial assets	18	—
Share of post-taxation losses from associates & joint ventures*	(5)	(2)

Profit before taxation	183	198
Taxation	(41)	(45)

Profit for the period from continuing operations	142	153

DISCONTINUED OPERATIONS
Profit for the period from discontinued operations	9	—

Profit for the period	151	153

EARNINGS PER SHARE FROM CONTINUING AND DISCONTINUED OPERATIONS
Basic	12.2p	11.7p
Diluted	11.9p	11.5p
EARNINGS PER SHARE FROM CONTINUING OPERATIONS
Basic	11.4p	11.7p
Diluted	11.2p	11.5p

*Share of post-taxation losses from associates and joint ventures includes a taxation charge of nil at September 2007 (September 2006: £1 million).
Dividends paid in the period were £147 million (September 2006: £134 million).

2) CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2007 (UNAUDITED)

	Nine months to
	30 September
	2007	2006
	£m	£m

Profit for the period	151	153
Actuarial gains on defined benefit plans	109	60
Exchange differences taken directly to reserves	(6)	(77)
Fair value gains on available-for-sale financial assets	11	7
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	(18)	—
Fair value gains on net investment hedges	14	20
Taxation on the items taken directly to or transferred from equity	(21)	(14)

Net gains / (losses) not recognised in income statement	89	(4)

Total recognised income for the period	240	149

3) CONSOLIDATED BALANCE SHEET AT 30 SEPTEMBER 2007 (UNAUDITED)

	As at 30	As at 30	As at 31
	September	June	December
	2007	2007	2006
	£m	£m	£m

Assets
Non-current assets:
Intangible assets	579	579	559
Property, plant and equipment	387	389	371
Investments accounted for using the equity method:
Investments in joint ventures	22	22	19
Investments in associates	20	16	19
Deferred tax assets	306	286	281
Other financial assets and derivatives	72	49	47
Retirement benefit assets	46	35	18

	1,432	1,376	1,314

Current assets:
Inventories	1	2	1
Trade and other receivables	293	276	258
Other financial assets and derivatives	220	217	210
Current tax debtors	17	11	8
Cash and cash equivalents	124	162	129

	655	668	606

Non-current assets classified as held for sale	7	—	—

Total assets	2,094	2,044	1,920

Liabilities
Current liabilities:
Trade and other payables	(430)	(428)	(491)
Current tax liabilities	(215)	(218)	(196)
Provisions for liabilities and charges	(39)	(43)	(60)
Other financial liabilities and derivatives	(373)	(384)	(166)

	(1,057)	(1,073)	(913)

Non-current liabilities:
Provisions for liabilities and charges	(102)	(96)	(204)
Other financial liabilities and derivatives	(541)	(523)	(521)
Deferred tax liabilities	(160)	(133)	(110)

	(803)	(752)	(835)

Total liabilities	(1,860)	(1,825)	(1,748)

Net assets	234	219	172

Shareholders’ equity
Share capital	350	349	360
Share premium	175	167	136
Other reserves	(1,727)	(1,748)	(1,738)
Retained earnings	1,436	1,451	1,414

Total equity	234	219	172

4) CONSOLIDATED CASH FLOW STATEMENT FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2007 (UNAUDITED)

	Nine months to 30
		September
	2007	2006
	£m	£m

Cash flows from operating activities
Cash generated from operations	284	132
Interest received	29	23
Interest paid	(59)	(34)
Tax paid	(23)	(26)

Net cash flow from operating activities	231	95

Cash flows from investing activities
Acquisitions, net of cash acquired	(38)	(53)
Disposals, net of cash disposed	22	(14)
Purchases of property, plant and equipment	(94)	(79)
Proceeds from sale of property, plant and equipment	3	4
Purchases of intangible assets	(75)	(79)
Purchases of available-for-sale financial assets	(1)	—
Proceeds from sale of available-for-sale financial assets	23	—
Proceeds from closing of derivative contract	2	—
Dividends received	2	2

Net cash used by investing activities	(156)	(219)

Cash flows from financing activities
Proceeds from issue of shares	31	26
Share buyback	(143)	(413)
Increase in short-term deposits	(2)	(1)
Increase in borrowings	196	322
Equity dividends paid to shareholders	(147)	(134)

Net cash flow used in financing activities	(65)	(200)

Exchange losses on cash and cash equivalents	(3)	(11)

Net increase / (decrease) in cash and cash equivalents	7	(335)

Total cash and cash equivalents at the beginning of the period	105	637

Total cash and cash equivalents at the end of the period	112	302

5) BASIS OF CONSOLIDATION (UNAUDITED)
The unaudited consolidated financial information includes Reuters Group PLC and its subsidiaries and the Group’s share of the post-acquisition results of associates and joint ventures. All intercompany transactions and balances are eliminated on consolidation.
6) BASIS OF PREPARATION (UNAUDITED)
The financial information for the nine months ended 30 September 2007 included in this third quarter report (hereinafter referred to as the ‘interim financial information’) comprises the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes 5 to 20.
This interim financial information has been prepared on a basis consistent with the accounting policies set out on pages 78 to 82 of Reuters Group PLC 2006 Annual Report and Form 20-F and

in a format consistent with that required for interim financial information published by Canadian public companies registered with the Ontario Securities Commission.
The interim financial information is unaudited but has been reviewed by the auditors and their review opinion is included in this third quarter report. The interim financial information set out in this report does not constitute statutory accounts as defined by the Act. Financial information for the year ended 31 December 2006 included herein is derived from the statutory accounts for that year, which have been delivered to the Registrar of Companies. The auditors’ report on those accounts was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Act.
7) SEASONALITY (UNAUDITED)
The Group’s revenue and operating profits are proportionately largest in the fourth quarter each year. Recurring and usage revenue is evenly spread through the year, but outright revenue, especially from the Enterprise division, is significantly higher in the fourth quarter than in the rest of the year. This leads to a small increase in overall revenue in the final quarter. Costs are incurred more evenly through the year so our trading margin will tend to increase slightly as the year progresses. For these reasons, the performance of Reuters may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year or by comparing results in quarters with the results of the same quarter for the previous year.
8) SEGMENTAL ANALYSIS — INCOME STATEMENT (UNAUDITED)
Primary reportable segments — business divisions
The Group operates through four business divisions: Sales & Trading, Research & Asset Management, Enterprise, and Media. Therefore, the Group’s primary segmental reporting is by business division. In order to report segmental results, it is necessary to determine a methodology to allocate revenue, operating costs, other operating income, assets and liabilities to these segments.
Each division is responsible for specific product revenues, with the exception of Reuters 3000 Xtra and the 2000/3000 range of products. Revenues for these shared products are attributed to either the Sales & Trading division or the Research & Asset Management division by reference to the nature of the customer purchasing the product. This is determined on a customer-by-customer basis.
Where operating costs relate to a specific division, they are mapped directly to that division. Where operating costs are shared, an activity based costing (ABC) technique is used to split these costs between divisions. The Reuters ABC model (known as Profitability Insight) allocates shared costs to business activities, which in turn are attributed to products, and therefore divisions, using cost drivers. These cost drivers (such as the number of helpdesk calls received or the number of installed accesses) are derived from a variety of underlying source systems. Judgement has been applied in determining these cost drivers and the resulting allocation of operating costs.
Other operating income is allocated to divisions using a similar methodology to operating costs.
Divisional results could alter with the application of other allocation approaches and as continuous improvements are made to the Profitability Insight model. When changes are made to the allocation methodology, prior year comparatives are restated to ensure that divisional results are allocated on a consistent basis year-on-year.
From 1 January 2007, Reuters made changes to the allocation of revenue and operating costs among business divisions to reflect changes in the management of Communications revenues and Reuters Messaging products, and to reflect improvements to the allocation methodology.
Communications revenues are no longer allocated as Recoveries to Sales & Trading, but are allocated among business divisions in line with the products with which they are associated. Reuters Messaging costs are no longer allocated to Sales & Trading, but are allocated to Enterprise to reflect the management of the Messaging product within the Enterprise division. A proportion of

Messaging costs are then charged to the other divisions based on desktop accesses, to reflect the value of the embedded Messaging capability in desktop products.
2006 comparatives have therefore been restated to decrease recoveries revenue by £61 million and to increase other product revenues by £38 million in Sales & Trading, to increase other product revenue by £5 million in Research & Asset Management and increase other product revenues by £18 million in Enterprise.
Following Reuters investment in new delivery network infrastructure, the carrying value of the assets reported under the Sales & Trading division was compared to their recoverable amount. As a result of this event it was established that the Bridge trade name and technology know-how, valued using a discounted cash flow model, was impaired, resulting in a £18 million write-down of these assets, which is included within operating costs.

30 September 2007
		Research
	Sales &	& Asset
	Trading	Management	Enterprise	Media	Total
	£m	£m	£m	£m	£m

Revenue	1,204	265	319	126	1,914
Operating costs	(1,080)	(249)	(269)	(119)	(1,717)
Other operating income	16	4	4	2	26

Divisional operating profit *	140	20	54	9	223

Thomson deal related costs					(28)

Operating profit					195
Finance income					74
Finance costs					(99)
Profit on disposal of associates, joint ventures and available-for-sale financial assets					18
Share of post-taxation losses from associates and joint ventures					(5)

Profit before taxation					183
Taxation					(41)
Profit for the period from continuing operations					142

30 September 2006
		Research
	Sales &	& Asset
	Trading	Management	Enterprise	Media
					Total
	£m	£m	£m	£m	£m

Revenue	1,246	223	311	128	1,908
Operating costs	(1,112)	(232)	(268)	(119)	(1,731)
Other operating income	20	3	4	3	30

Operating profit	154	(6)	47	12	207
Finance income					56
Finance costs					(63)
Profit on disposal of associates, joint ventures and available-for-sale financial assets					—
Share of post-taxation losses from associates and joint ventures					(2)

Profit before taxation					198
Taxation					(45)

Profit for the period from continuing operations					153

• Divisional operating profit is stated prior to any impact in respect of Thomson deal-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.
Segmented total assets have not changed materially since the 2006 Annual Report with the exception of segmental profits as above and acquisitions.

	Nine months to
	30 September		Percentage Change
	2007	2006*	Actual	Underlying
	£m	£m	per cent.	per cent.

Europe, Middle East & Africa	1,056	1,035	2%	6%
Americas	520	529	(2%)	7%
Asia	338	344	(2%)	8%

Total Reuters revenue	1,914	1,908	—	7%

*2006 comparatives have been restated to combine UK and Ireland, EMEA West and EMEA East as one region to reflect the way Reuters was managed in 2007.
9) INCOME TAXES (UNAUDITED)
The tax expense for the period of £41 million (nine months to 30 September 2006: £45 million) has been calculated based on our estimate of the expected effective tax rate for the year to 31 December 2007. The effective tax rate is calculated by applying estimated tax rates to the estimated annual taxable results of each entity in the Group. Included in tax expense is a reduction in deferred tax assets reflecting tax rate changes in the UK and other jurisdictions. Tax on items in equity has been charged to equity.
The effective tax rate for the period on profit from continuing operations before impairments and amortisation of business combination intangibles, investment income, profit on disposals, Thomson deal-related costs and fair value movements is 17 per cent. (nine months to 30 September 2006: 23 per cent.).

The tax expense includes a charge of £12 million in respect of UK taxation (nine months to 30 September 2006: £15 million).
10) DISCONTINUED OPERATIONS (UNAUDITED)
The ‘Profit for the period from discontinued operations’ line within the income statement comprises an additional gain of £9 million recognised in the period arising from the disposal of Instinet Group in 2005.
The Group has no activities which are required to be classified as discontinued operations during 2007.

	Nine months ended
	30 September
	2007	2006
	£m	£m

Discontinued operations
Profit on disposal of subsidiaries (net of taxation of £nil)	9	—

Profit for the period from discontinued operations	9	—

11) EARNINGS PER SHARE (UNAUDITED)
Basic earnings per ordinary share is based on the results attributable to equity shareholders and on the weighted-average number of ordinary shares in issue during the period, excluding ordinary shares purchased by Reuters Employee Share Ownership Trusts and shares purchased as part of the ongoing buyback programme and held as treasury shares.
Diluted earnings per share is calculated adjusting the weighted-average number of ordinary shares used in the basic earnings per share calculation to assume conversion of all dilutive potential ordinary shares resulting from outstanding share options.

	Nine months ended
	30 September
	2007	2006

Weighted-average number in millions
Ordinary shares in issue	1,476	1,451
Non-vested shares held by employee share ownership trusts	(28)	(31)
Shares repurchased	(210)	(112)

Basic earnings per share denominator	1,238	1,308
Issuable under employee share schemes	29	25

Diluted earnings per share denominator	1,267	1,333

Earnings per share from continuing and discontinued operations	2007	2006

Profit attributable to equity holders of the company (£m)	151	153
Basic earnings per share	12.2	11.7
Diluted earnings per share	11.9	11.5

Earnings per share from continuing operations	2007	2006

Profit attributable to equity holders of the company (£m)	142	153
Basic earnings per share	11.4	11.7
Diluted earnings per share	11.2	11.5

12) EMPLOYEE BENEFIT PLANS (UNAUDITED)
The Company’s net defined benefit plan expense is comprised of the following elements:

	Nine months ended
		30 September
	2007	2006
	£m	£m

Service Cost	20	25
Interest Cost	50	45
Expected Return on Assets	(59)	(50)
Past Service Cost	5	6
Settlement/Curtailment	(6)	—

Net defined benefit plan expense	10	26

The expense for Other Post-retirement plans for the nine months ended 30 September 2007 was nil (30 September 2006: nil).
During the nine months ended 30 September 2007, the Company made a special contribution of £3.5 million into the Scheme.
13) CONSOLIDATED RECONCILIATION OF CHANGES IN EQUITY (UNAUDITED)

	Nine months to		Year to 31
	30 September		December
	2007	2006	2006
	£m	£m	£m

Balance at beginning of the period	172	511	511
Actuarial gains on defined benefit plans	109	60	6
Exchange adjustments taken directly to reserves	(6)	(77)	(95)
Fair value gains on available-for-sale financial assets	11	7	6
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	(18)	—	—
Fair value gains on net investment hedges	14	20	34
Taxation on the items taken directly to or transferred from equity	(21)	(14)	(4)

Net income / (expense) recognised directly in equity	89	(4)	(53)
Profit for the period	151	153	305

Total recognised income for the period	240	149	252

Employee share scheme credits	24	22	30
Taxation on employee share schemes	4	—	1
Repurchase of own shares	(90)	(354)	(467)
Shares to be repurchased	—	(21)	(53)
Shares allotted during the year	31	26	32
Dividends:
- Prior year final paid	(86)	(81)	(81)
- Current year interim paid	(61)	(53)	(53)

Balance at the end of the period	234	199	172

14) DIVIDENDS PER SHARE (UNAUDITED)

	Nine months to 30 September
	2007	2006
	pence	pence

Dividend per share
Prior year final paid	6.9	6.15
Current year interim paid	5.0	4.10

15) ACQUISITIONS (UNAUDITED)
Acquisition of Feri Fund Market Information Limited
On 31 July 2007, a Group company acquired 100 per cent. of Feri Fund Market Information Limited and its wholly-owned subsidiary FI Datenservice GmbH. In accordance with IFRS 3 ‘Business Combinations’, this transaction has been accounted for as an acquisition.

	Book	Fair value	Provisional
	value	adjustments	fair value
	£m	£m	£m

Non-current assets:
Intangible assets	—	8	8
Current assets:
Cash and cash equivalents	1	—	1
Other non-current assets	1	—	1
Current liabilities	(3)	(2)	(5)

Net liabilities acquired	(1)	6	5
Goodwill			6

Total consideration			11

Consideration satisfied by:
Cash			11

Goodwill represents the value of synergies arising from the acquisition. Identifiable intangible assets include customer relationships, brand, databases and workforce.
The net liabilities of the company have been incorporated into the Research and Asset Management segment.
The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

£m

Cash consideration	11
Cash acquired	(1)

Total outflow of cash and cash equivalents	10

Acquisition of ClearForest Limited
On 6 June 2007, a Group company acquired 100 per cent. of ClearForest Limited and its wholly-owned subsidiary ClearForest Corp. In accordance with IFRS 3 ‘Business Combinations’, this transaction has been accounted for as an acquisition.

	Book	Fair value	Provisional
	value	adjustments	fair value
	£m	£m	£m

Non-current assets:
Intangible assets	—	6	6
Current assets:
Other current assets	1	—	1
Current liabilities	(2)	(2)	(4)

Net liabilities acquired	(1)	4	3
Goodwill			7

Total consideration			10

Consideration satisfied by:
Cash			10

Goodwill represents the value of synergies arising from the acquisition. The net liabilities of the company have been incorporated within the Enterprise and Sales & Trading segments.

The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

£m

Cash consideration	10

Total outflow of cash and cash equivalents	10

Other acquisitions
Reuters acquired certain trade and assets from Thomas Weisel Partners LLC and Anián LLC on 28 February 2007, and Stylianou LLC in May 2007. The Group also purchased 100 per cent. of the share capital of EnergyBankLink Pty on 21 September 2007.

	Book	Fair value	Provisional
	value	adjustments	fair value
	£m	£m	£m

Non-current assets:
Intangible assets	—	1	1

Net assets acquired	—	1	1

Goodwill			1

Total consideration			2

Consideration satisfied by:
Cash			2

The fair value adjustments in respect of intangible assets are due to the recognition of £1 million in respect of intellectual property of the Anián product. Goodwill represents the value of synergies arising from the acquisition.
The outflow of cash and cash equivalents on the acquisitions can be calculated as follows:

£m

Cash consideration	2

Total outflow of cash and cash equivalents	2

In addition, during the period the Group invested £9 million in FXMarketSpace and £5 million in Times Now.
16) DISPOSALS (UNAUDITED)
Realised net gains, all of which were recorded in the income statement within continuing operations, were:

	Nine months to September
	2007	2006
	£m	£m

On disposal of subsidiary undertakings	2	3
On disposal of associates, joint ventures and available-for-sale financial assets	18	—

Recorded in the income statement	20	3

In September 2007, gains on disposal of associates, joint ventures and available-for-sale financial assets relate to the Group’s disposal of its investment in Intralinks Inc. Gains on disposal of subsidiary undertakings relate to a number of small disposals and include £2 million deferred proceeds from the disposal of RVC in 2004.
In September 2006, gains on disposal of subsidiary undertakings relate to a number of small disposals and include £2 million deferred proceeds from the disposal of RVC in 2004.

17) CONTINGENCIES (UNAUDITED)
Except as described below, neither the Group, nor any of its directors, members of senior management or affiliates, is subject to any legal or arbitration proceedings which may have, or have had in the recent past, significant effects on the Group’s financial performance or profitability.
The Group has no contingent assets.
Douglas Gilstrap and Myron Tataryn v. Radianz Ltd., Radianz Americas, Inc., Reuters Limited, Blaxmill (Six) Limited, Reuters C LLC, Reuters America LLC, and British Telecommunications plc
On 12 September 2005, Radianz’s former CEO Douglas Gilstrap filed a class action lawsuit purportedly on behalf of Radianz option holders against Radianz, Radianz Americas, Inc., Reuters Limited, Blaxmill (Six) Limited, Reuters C LLC, Reuters America LLC and BT in the United States District Court, Southern District of New York, relating to the cash cancellation of Radianz options, in conjunction with Reuters’ sale of Radianz to BT. The complaint does not specify the amount of damages sought. Under the claims and indemnification provision of the Radianz Sale Agreement between BT and Reuters, Reuters elected to take control of the defence of this litigation as to all defendants. On 15 December 2005, a First Amended Complaint was filed which, among other things, added Myron Tataryn, a former Radianz employee based in the UK, as an additional named plaintiff and purported class representative. On 30 January 2006, the defendants filed a motion to dismiss the case in its entirety on forum non conveniens grounds. On 27 July 2006, the United States District Court dismissed the complaint as England is the proper forum for this matter. On 25 August 2006, plaintiffs filed an appeal of the dismissal with the US Court of Appeals for the Second Circuit. Separately, on 7 December 2006 Douglas Gilstrap, along with former Radianz executives Brian Dillon and John Madigan, filed a new lawsuit in the US District Court, Southern District of New York in their individual capacities against Radianz Limited and Radianz Americas for essentially the same claims asserted in the dismissed class action complaint. On 25 May 2007, plaintiffs’ appeal of the dismissal of the class action lawsuit was denied. Then on 10 August 2007 Gilstrap, Dillon and Madigan lawsuit voluntarily dismissed their lawsuit in the Southern District of New York. On 11 August 2007, Gilstrap filed a new lawsuit in an individual capacity with former Radianz employees Thomas McCabe and Myron Tataryn, against Radianz Limited and Radianz Americas, Inc. in Texas state court in Dallas, Texas for essentially the same claims asserted in the federal court. On 22 October 2007, Radianz Limited filed a special appearance in order to preserve its objections to personal jurisdiction and Radianz Americas filed a motion to dismiss the complaint on the basis of forum non conveniens on behalf of Radianz Americas. On 14 January 2008, the Texas state court granted the motion to dismiss as to Radianz Americas, pending a decision on whether to make such dismissal conditional upon Radianz Americas waiving a right to recover legal fees against plaintiffs in any action brought in England upon these claims. Subsequently the parties agreed to make the waiver of the right to recover legal fees and costs reciprocal and Radianz Limited agreed to waive its objections to jurisdiction so it could be included within the scope of any dismissal order. Subsequently, on 5 February 2008, the Texas state court entered a judgment dismissing the action as to Radianz Americas and Radianz Limited. While Gisltrap, McCabe and Tataryn may appeal this dismissal, Reuters believes any such appeal would be without merit.
Ariel (UK) Limited v. Reuters Group PLC, Reuters C LLC, Reuters Transactions Services Limited, Instinet Group, Incorporated, the NASDAQ Stock Market Inc. and Silver Lake Partners LP
On 16 November 2005, Ariel (UK) Limited brought an action in the United States District Court, Southern District of New York against Reuters Group PLC, Reuters C LLC, Reuters Transactions Services Limited, Instinet Group, NASDAQ and Silver Lake Partners LP, seeking a declaration that a 1975 Agreement between Ariel and Instinet permits Ariel to licence Reuters current patent portfolio to others. The complaint, as amended on 28 February 2006, also claims breach of contract, copyright infringement and requests for declaratory relief. Ariel seeks $50 million compensatory damages from Reuters and Instinet. Reuters answered the complaint and filed a motion to dismiss the case, which was granted on 31 October 2006, dismissing the copyright claims with prejudice and the state law contract claims for lack of jurisdiction. Ariel has appealed the case to the US Court of Appeals for the Second Circuit. The Group believes the claims are without merit and intends to defend them vigorously.
18) DEBT (UNAUDITED)
In September 2007, the Group borrowed £100 million under our committed multicurrency revolving credit facility which was repaid in November. There were no additions or disposals of long-term debt under the Group’s principal debt facilities during the year.
19) NET CASH FLOWS FROM OPERATING ACTIVITIES FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2007 (UNAUDITED)

	Nine months to 30 September
	2007	2006
	£m	£m

Net profit from continuing activities	142	153
Adjustments for:
Depreciation	72	71
Amortisation of intangibles	45	32
Impairment of intangibles	19	—
Profit on disposal of property, plant and equipment	(1)	(2)
Employee share scheme charges	29	22
Foreign exchange losses/(gains)	15	(20)
Fair value movements in derivatives	14	8
Profits on disposals	(20)	(3)
Share of post-taxation losses of associates & joint ventures	5	2
Investment income	(1)	—
Finance income	(74)	(56)
Finance cost	99	63
Taxation	41	45
Movements in working capital:
Increase in inventories	—	—
(Increase)/decrease in trade and other receivables	(46)	4
(Decrease)/increase in trade and other payables	(12)	13
Decrease in pensions deficit	(23)	(178)
Decrease in provisions	(20)	(22)

Cash generated from continuing operations	284	132

Profit for the period from discontinued operations	9	—

Profits on disposals	(9)	—

Cash generated from discontinued operations	—	—

Cash generated from operations	284	132

20) RELATED PARTY TRANSACTIONS (UNAUDITED)
The parent company of the Group is Reuters Group PLC (incorporated in the United Kingdom). Reuters Group PLC owns 9.0 per cent. of its own shares, relating to the share buy back programme. In addition, 1.0 per cent. of Reuters Group PLC is owned by Reuters Employee Ownership Trusts (ESOTs).
All related party transactions during the current and prior period were in the normal course of business.

RECONCILIATION OF NON-GAAP MEASURES (UNAUDITED)
1) RECONCILIATION OF OPERATING PROFIT TO TRADING PROFIT, ADJUSTED PBT AND ADJUSTED EARNINGS (UNAUDITED)

	Nine months ended
	30 September
	2007	2006
	£m	£m

Operating profit from continuing operations	195	207
Excluding:
Restructuring charges	—	17
Thomson deal-related costs	28	—
Impairments & amortisation of business combination intangibles	35	18
Profit on disposal of subsidiaries	(2)	(3)
Investment Income	(1)	—
Fair value movements in derivatives	14	8

Trading profit*	269	247
Restructuring	—	(17)
Associates and joint ventures	(5)	(2)
Net Interest	(25)	(7)

Adjusted PBT	239	221
Adjusted tax charge	(41)	(51)
Adjusted earnings	198	170

*	Trading profit is defined as operating profit from continuing operations before acquisition-related restructuring charges, Thomson deal-related costs, impairments & amortisation of intangibles acquired via business combinations, investment income, profits from disposals of subsidiaries and fair value movements.
2) RECONCILIATION OF OPERATING MARGIN TO TRADING MARGIN (UNAUDITED)

	Nine months ended
	30 September
	2007	2006
	per cent.	per cent.

Operating margin from continuing operations	10%	11%
Excluding:
Restructuring charges	—	1%
Thomson deal-related costs	1%	—
Impairments & amortisation of business combination intangibles	2%	1%
Profit on disposal of subsidiaries	—	—
Fair value movements	1%	—

Trading margin*	14%	13%

*	Trading margin is defined as operating margin from continuing operations before acquisition-related restructuring charges, Thomson deal-related costs, impairments & amortisation of intangibles acquired via business combinations, investment income, profits from disposals of subsidiaries and fair value movements.

3) REVENUE BY DIVISION BY TYPE — NINE MONTHS TO 30 SEPTEMBER 2007 (UNAUDITED)

	Nine months to 30 September		Percentage Change
	2007	2006*	Actual	Underlying
	£m	£m

Recurring	1,129	1,177	(4%.)	2%
Usage	73	66	12%	23%
Outright	2	3	(24%)	(18%)

Sales & Trading	1,204	1,246	(3%)	3%

Recurring	263	221	19%	25%
Usage	2	2	9%	18%

Research & Asset Management	265	223	19%	25%

Recurring	282	274	3%	10%.
Outright	37	37	1%	1%

Enterprise	319	311	3%	9%

Recurring	101	101	—	6%
Usage	25	27	(7%)	(1%)

Media	126	128	(2%)	5%

Recurring	1,775	1,773	—	7%
Usage	100	95	6%	16%
Outright	39	40	(1%)	—

Total Reuters revenue*	1,914	1,908	—	7%

*	As discussed in note 11 to Reuters Interim Press Release dated 27 July 2007, from 1 January 2007 Reuters made changes to the allocation of revenue among business divisions to reflect changes in the management of communications revenue. Comparatives for the nine months ended September 2006 have been restated to decrease recoveries revenue by £61 million and increase other product revenue by £38 million in Sales & Trading, to increase other product revenue by £5 million in Research & Asset Management and to increase other product revenue by £18 million in Enterprise.

4) RECONCILIATION OF OPERATING COSTS TO TRADING COSTS BY DIVISION (UNAUDITED)

	Nine months ended
	30 September
	2007	2006
	£m	£m

Sales & Trading
Operating costs*	1,080	1,112
Restructuring charges	—	(16)
Impairments & amortisation of business combination intangibles	(30)	(11)
Fair value movements	(10)	(6)
Other income	(13)	(17)

Trading costs	1,027	1,062

Research & Asset Management
Operating costs*	249	232
Impairments & amortisation of business combination intangibles	(3)	(2)
Fair value movements	(2)	(1)
Other income	(3)	(3)

Trading costs	241	226

Enterprise
Operating costs*	269	268
Restructuring charges	—	(1)
Impairments & amortisation of business combination intangibles	(2)	(4)
Fair value movements	(3)	(1)
Other income	(3)	(4)

Trading costs	261	258

Media
Operating costs*	119	119
Impairments & amortisation of business combination intangibles	—	(1)
Fair value movements	(1)	(1)
Other income	(2)	(2)

Trading costs	116	115

*	Operating costs also include £28 million of Thomson deal-related costs, which have not been analysed in the table above as these relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis. Total operating costs are £1,745 million.

5) RECONCILIATION OF OPERATING PROFIT TO TRADING PROFIT BY DIVISION (UNAUDITED)

	Nine months ended
	30 September
	2007	2006
	£m	£m

Sales & Trading
Operating profit*	140	154
Exclude:
Restructuring charges	—	16
Impairments & amortisation of business combination intangibles	30	11
Profit on disposal of subsidiaries	(1)	(2)
Investment income	(1)	—
Fair value movements	9	5

Trading profit	177	184

Research & Asset Management
Operating profit/(loss)*	20	(6)
Exclude:
Impairments & amortisation of business combination intangibles	3	2
Profit on disposal of subsidiaries	(1)	—
Fair value movements	2	1

Trading profit/(loss)	24	(3)

Enterprise
Operating profit*	54	47
Exclude:
Restructuring charges	—	1
Impairments & amortisation of business combination intangibles	2	4
Fair value movements	2	1

Trading profit	58	53

Media
Operating profit*	9	12
Exclude:
Impairments & amortisation of business combination intangibles	—	1
Profit on disposal of subsidiaries	—	(1)
Fair value movements	1	1

Trading profit	10	13

*	Operating profit also includes £28 million of Thomson deal-related costs, which have not been analysed in the table above as these relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis. Total operating profit is £195 million.

6) RECONCILIATION OF OPERATING MARGIN TO TRADING MARGIN BY DIVISION (UNAUDITED)

	Nine months ended
	30 September
	2007	2006
	per cent.	per cent.

Sales & Trading
Operating margin*	12%	12%
Exclude:
Restructuring charges	—	1%
Impairments & amortisation of business combination intangibles	2%	1%
Fair value movements	1%	1%

Trading margin	15%	15%

Research & Asset Management
Operating margin*	8%	(3%)
Exclude:
Impairments & amortisation of business combination intangibles	1%	1%
Fair value movements	—	1%

Trading margin	9%	(1%)

Enterprise
Operating margin*	16%	15%
Exclude:
Impairments & amortisation of business combination intangibles	1%	1%.
Fair value movements	1%	1%

Trading margin	18%	17%

Media
Operating margin*	7%	9%
Exclude:
Fair value movements	—	1%

Trading margin	7%	10%

*	Operating margin also includes £28 million of Thomson deal-related costs, which have not been analysed in the table above as these relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis. Total operating margin is 10.2 per cent.

7) RECONCILIATION OF NON-GAAP BASIC EPS FROM CONTINUING OPERATIONS TO BASIC EPS (UNAUDITED)

	Nine months ended
	30 September
	2007	2006
	pence	pence

Basic EPS from continuing operations	11.4	11.7
Excluding:
Impairments & amortisation of business combination intangibles	2.9	1.3
Profit on disposals	(1.6)	(0.2)
Fair value movements	1.1	0.5
Investment Income	(0.1)	—
Thomson deal-related costs	2.2	—
Adjustment to tax charge for tax effects of excluded items and change in corporation tax rate	—	(0.4)

Basic EPS from continuing operations before impairments and amortisation of business combination intangibles, investment income, profit on disposals, fair value movements, Thomson deal-related costs, related taxation effects and change in corporation tax rate	15.9	12.9

8) RECONCILIATION OF NON-GAAP PROFIT BEFORE TAXATION TO PROFIT BEFORE TAXATION (UNAUDITED)

	Nine months ended
	30 September
	2007	2006
	£m	£m

Profit before taxation from continuing operations	183	198
Exclude:
Impairments & amortisation of business combination intangibles	35	18
Profit on disposals	(20)	(3)
Fair value movements	14	8
Investment Income	(1)	—
Thomson deal-related costs	28	—

Profit before taxation from continuing operations before impairments & amortisation of business combination intangibles, investment income, profit on disposals, Thomson deal-related costs and fair value movements	239	221

9) RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE — REVENUE BY DIVISION AND TYPE — NINE MONTHS ENDED 30 SEPTEMBER 2007 (UNAUDITED)

	per cent. change versus nine months ended
	30 September 2006
			Impact of
	Underlying	Impact of	acquisitions	Actual
	change	currency	& disposals	change

Recurring	2%	(6%)	—	(4%)
Usage	23%	(11%)	—	12%
Outright	(18%)	(6%)	—	(24%)

Sales & Trading	3%	(6%)	—	(3%)

Recurring	25%.	(6%)	—	19%
Usage	18%	(9%)	—	9%

Research & Asset Management	25%	(6%)	—	19%

Recurring	10%	(7%)	—	3%.
Outright	1%.	(4%)	4%	1%

Enterprise	9%	(7%)	1%	3%

Recurring	6%	(6%)	—	—
Usage	(1%)	(6%)	—	(7%)

Media	5%	(7%)	—	(2%)

Recurring	7%	(6%)	—	—
Usage	16%	(10%)	—	6%
Outright	—	(4%)	3%	(1%)

Total revenue	7%	(7%)	—	—

10) RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE — REVENUE BY DIVISION AND PRODUCT FAMILY — NINE MONTHS ENDED 30 SEPTEMBER 2007 (UNAUDITED)

	per cent. change versus nine months ended
	30 September 2006
			Impact of
	Underlying	Impact of	acquisitions	Actual
	change	currency	& disposals	change

Reuters Xtra	10%	(7%)	—	3%.
Reuters Trader	(20%)	(5%)	—	(25%.)
Recoveries	9%	(6%)	—	3%

Sales & Trading	3%	(6%)	—	(3%)

IB and IM	37%.	(6%)	—	31%.
Reuters Wealth Manager	9%	(8%)	1%	2%

Research & Asset Management	25%	(6%)	—	19%

Reuters Enterprise Information	17%	(7%)	—	10%
Reuters Information Management	(15%)	(5%)	1%	(19)%
Reuters Trade and Risk Management	12%	(6%)	1%	7%

Enterprise	9%	(7%)	1%	3%

Agency Services	3%	(6%)	—	(3%)
Consumer Media	15%	(10%)	—	6%

Media	5%	(7%)	—	(2%)

Recurring	7%	(6%)	—	—
Usage	16%	(10%)	—	6%
Outright	—	(4%)	3%	(1%)

Total revenue	7%	(7%)	—	—

11) RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE — REVENUE BY GEOGRAPHY- NINE MONTHS ENDED 30 SEPTEMBER 2007 (UNAUDITED)

	per cent. change versus nine months ended
	30 September 2006
			Impact of
	Underlying	Impact of	acquisitions	Actual
	change	currency	& disposals	change

Europe, Middle East & Africa	6%	(4%)	—	2%
Americas	7%	(9%)	—	(2%)
Asia	8%	(10%)	—	(2%)

Total trading costs	7%	(7%)	—	—

12) RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE — TRADING COSTS BY DIVISION — NINE MONTHS ENDED 30 SEPTEMBER 2007 (UNAUDITED)

	per cent. change versus nine months ended
	30 September 2006
			Impact of
	Underlying	Impact of	acquisitions	Actual
	change	currency	& disposals	change

Sales & Trading	2%	(4%)	(1%)	(3%)
Research & Asset Management	14%	(6%)	(1%)	7%
Enterprise	8%	(5%)	(1%)	2%
Media	6%	(5%)	—	1%

Total trading costs	5%	(5%)	(1%)	(1%)

13) RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE — TRADING PROFIT BY DIVISION — NINE MONTHS ENDED 30 SEPTEMBER 2007 (UNAUDITED)

	per cent. change versus nine months ended
	30 September 2006
			Impact of
	Underlying	Impact of	acquisitions	Actual
	change	currency	& disposals	change

Sales & Trading	9%	(19%)	6%	(4%)
Research & Asset Management	—	—	—	—
Enterprise	15%	(14%)	9%	10%
Media	(5%)	(22%)	4%	(23%)

Total trading profit	20%	(18%)	7%	9%

14) COMPONENTS OF NET DEBT AT 30 SEPTEMBER 2007 (UNAUDITED)

	As at 30 September
	2007	2006
	£m	£m

Cash and cash equivalents	124	308
Bank overdrafts	(12)	(6)

Total cash and cash equivalents	112	302
Short-term deposits	208	2
Borrowings (excluding bank overdrafts)	(867)	(703)

Net debt	(547)	(399)

15) RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2007 (UNAUDITED)

	Nine months ended
	30 September
	2007	2006
	£m	£m

Increase / (decrease) in cash and cash equivalents	7	(335)
Cash outflow from movement in short-term deposits	2	1
Cash inflow from movement in borrowings	(196)	(322)
Exchange (losses) / gains on short-term deposits and borrowings	(21)	5

	(208)	(651)
Fair value movements	5	13
Other non-cash movements	(11)	(14)

Movement in net debt	(214)	(652)

Opening net (debt) / funds	(333)	253

Closing net debt	(547)	(399)

16) RECONCILIATION OF CASH GENERATED FROM OPERATIONS TO FREE CASH FLOW AND TRADING CASH FLOW (UNAUDITED)

	Nine months ended
	30 September
	2007	2006
	£m	£m

Cash generated from operations	284	132
Interest received	29	23
Interest paid	(59)	(34)
Tax paid	(23)	(26)
Purchases of property, plant and equipment	(94)	(79)
Proceeds from sale of property, plant and equipment	3	4
Purchases of intangible assets	(75)	(79)
Thomson deal-related costs	16	—
Special pensions funding payment	4	187
Dividends received	2	2
Free cash flow	87	130
Interest received	(29)	(23)
Interest paid	59	34
Restructuring	9	32
Tax	23	26
Other	(11)	20

Trading cash flow	138	219

Cash conversion*	51%	89%

*	Cash conversion = trading cash flow / trading profit
Ends